UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Abaxx Technologies Inc.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	7372	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18 King Street East

Suite 902

Toronto, Ontario M5C 1C4

Canada

(917) 242-6549

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Mark D. Wood

Alyse A. Sagalchik

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, IL 60661

(312) 902-5200

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	ABXX	Cboe BZX Exchange Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐           No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐           No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Abaxx Technologies Inc. (the “Registrant”) is a Canadian issuer whose common shares are listed on the Neo Exchange Inc. and is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain or refer to certain forward-looking statements and forward-looking information (“forward-looking statements”). Forward-looking statements can often be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “may”, “potential” and “will” or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements included in the Exhibits, other than statements regarding historical fact that addresses activities, events or developments that the Registrant believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements do not constitute historical fact but reflect the expectations of the Registrant regarding future results or events based on information that was available at the time the forward-looking statements were made. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements speak only as of the date when made in each such Exhibit. Forward-looking statements in the Exhibits include, but are not limited to, statements with respect to:

●	the performance of the Registrant’s business and operations;

●	the intention to grow the Registrant’s business and operations;

●	the introduction and continued offering of services and product features;

●	the market for the Registrant’s products and services and competitive conditions;

●	the Registrant’s pricing and revenue models;

●	the future liquidity and financial capacity;

●	the treatment of the Registrant and its subsidiaries under government regulatory and taxation regimes;

●	the Registrant’s intellectual property;

●	the Registrant’s ability to operate in certain markets;

●	the Registrant’s ability to monitor, assess and manage the impacts of macroeconomic conditions, such as global inflation pressures, rising interest rates and international conflicts including the war in Ukraine; and

●	the Registrant’s ability to monitor, assess and manage the impact of the COVID-19 pandemic.

Risks and other factors that could cause actual results or events to differ materially those expressed in forward-looking statements include, but are not limited to: the limited operating history of the Registrant; the competitive nature of the financial technology, commodities markets and software industries; fluctuations in the market price of the Registrant’s securities; the need for the Registrant to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Registrant and the industry in which it operates; the impact of the Registrant’s marketing efforts; efficacy of the Registrant’s risk management and internal controls; availability and adequacy of insurance; future capital needs; global economic climate, including inflationary pressures and rising interest rates; dilution; currency exchange risks; network security risks; the ability of the Registrant to maintain properly working systems; disruption of operations due to global events and pandemics; theft and risk of physical harm to personnel; and reliance on key personnel. A description of assumptions used to develop such forward-looking statements and a description of additional risk factors that may cause actual results to differ materially from forward-looking statements can be found in the Registrant’s disclosure documents on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com, such as the Registrant’s Annual Information Form for the year ended December 31, 2022, dated March 31, 2023 (the “AIF”), which is attached hereto as Exhibit 99.53. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. While the Registrant believes that the assumptions inherent in any forward-looking statements are reasonable, forward-looking statements are not guarantees of future events or performance, and, accordingly, readers are cautioned not to place undue reliance on such statements due to the inherent uncertainty therein. The Registrant does not undertake any obligation to update or revise any forward-looking statements, except as required by law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the financial statements have been subject to an audit performed under Canadian generally accepted auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this registration statement may not be comparable to financial statements prepared in accordance with US GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.78, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the independent auditor named in the foregoing Exhibits as Exhibit 99.78, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s AIF, attached hereto as Exhibit 99.53.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists information with respect to the Registrant’s known contractual obligations as of December 31, 2022.

	Payments due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts Payable	2,328.0	2,328.0	Nil	Nil	Nil
Lease Obligations	35.5	35.5	Nil	Nil	Nil
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Total	2,363.5	2,363.5	Nil	Nil	Nil

CBOE CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Cboe BZX Exchange Inc. (the “Cboe Rules”) must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Cboe Rule 14.10(e)(1)(c), the Registrant will disclose on its website, https://www.abaxx.tech, as of the listing date, each requirement of the Cboe Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Registration Statement:

Exhibit	Description

99.1	News Release dated February 1, 2022

99.2	News Release dated February 17, 2022

99.3	News Release dated February 17, 2022

99.4	News Release dated March 7, 2022

99.5	Annual Certification of Accounting for Operating Entities dated March 31, 2022

99.6	Annual Information Form for the year ended December 31, 2021, dated March 31, 2022

99.7	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, dated March 31, 2022

99.8	Management’s Discussion & Analysis for the year ended December 31, 2021, dated March 31, 2022

99.9	Form 13-502F1 dated March 31, 2022

99.10	Form 13-501F1 dated March 31, 2022

99.11	CFO Certification of Annual Filings Full Certificate dated March 31, 2022

99.12	CEO Certification of Annual Filings Full Certificate dated March 31, 2022

99.13	News Release dated May 6, 2022

99.14	Agreement regarding Licensing of the Clara Clearing System and Related Services between Baymarkets AS and Abaxx Clearing Pte. Ltd. dated May 4, 2022, filed May 11, 2022

99.15	Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021, dated May 16, 2022

99.16	Management’s Discussion & Analysis for the Three Months Ended March 31, 2022 and 2021, dated May 16, 2022

99.17	CFO Certification of Interim Filings Full Certificate dated May 16, 2022

99.18	CEO Certification of Interim Filings Full Certificate dated May 16, 2022

99.19	Exberry License Agreement between OM2 Ventures Ltd. C.N. 515865103 and Abaxx Exchange, Ptd. Ltd. dated May 4, 2022, filed May 17, 2022

99.20	News Release dated June 15, 2022

99.21	Notice of Meeting and Record Date dated July 15, 2022

99.22	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021, dated August 15, 2022

99.23	Management’s Discussion & Analysis for the Three and Six Months Ended June 30, 2022 and 2021, dated August 15, 2022

99.24	CFO Certification of Interim Filings Full Certificate dated August 15, 2022

99.25	CEO Certification of Interim Filings Full Certificate dated August 15, 2022

99.26	News Release dated August 16, 2022

99.27	Voting Instruction Form for Annual General Meeting to be Held on September 22, 2022, filed on August 24, 2022

99.28	Notice-and-Access Notification to Beneficial Shareholders for 2022 Annual Meeting of Shareholders filed on August 24, 2022

99.29	Notice of Annual General Meeting of Shareholders to be Held on September 22, 2022, dated August 10, 2022, filed on August 24, 2022

99.30	Notice of Meeting and Management Information Circular for the Annual General Meeting of Shareholders dated August 10, 2022, filed on August 24, 2022

99.31	Form of Proxy for Annual General Meeting filed on August 24, 2022

99.32	News Release dated September 22, 2022

99.33	Material Change Report dated September 22, 2022

99.34	Report of Voting Results of Annual Meeting of Shareholders dated September 22, 2022

99.35	News Release dated September 26, 2022

99.36	Material Change Report dated September 26, 2022

99.37	News Release dated October 18, 2022

99.38	Material Change Report dated October 19, 2022

99.39	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021, dated November 14, 2022

99.40	Management’s Discussion & Analysis for the Three and Nine Months Ended September 30, 2022 and 2021, dated November 14, 2022

99.41	CFO Certification of Interim Filings Full Certificate dated November 14, 2022

99.42	CEO Certification of Interim Filings Full Certificate dated November 14, 2022

99.43	News Release dated November 17, 2022

99.44	News Release dated January 23, 2023

99.45	News Release dated February 22, 2023

99.46	Notice of Meeting and Record Date of Special Meeting to be Held on April 14, 2023, dated February 23, 2023

99.47	Notice of Special Meeting of the Shareholders to be Held on April 14, 2023, dated March 13, 2023

99.48	Certification of Special Meeting of the Shareholders to be Held on April 14, 2023, dated March 15, 2023

99.49	Notice of Meeting and Management Information Circular for the Special Meeting of Shareholders to be Held on April 14, 2023, dated March 13, 2023

99.50	Form of Proxy for the Special Meeting to be Held on April 14, 2023

99.51	AB Form 13-501F1 Class 1 and Class 3B Reporting Issuers – Participation Fee dated March 31, 2023

99.52	ON Form 13-502F1 Class 1 and Class 3B Reporting Issuers – Participation Fee dated March 31, 2023

99.53	Annual Information Form for the years ended December 31, 2022 and 2021, dated March 31, 2023

99.54	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021, dated March 31, 2023

99.55	Management’s Discussion & Analysis for the years ended December 31, 2022 and 2021, dated March 31, 2023

99.56	CFO Certification of Annual Filings Full Certificate dated March 31, 2023

99.57	CEO Certification of Annual Filings Full Certificate dated March 31, 2023

99.58	Report of Voting Results of Special Meeting of Shareholders dated April 14, 2023

99.59	News Release dated April 14, 2023

99.60	Material Change Report dated April 14, 2023

99.61	Annual Certification of Accounting for Operating Entities dated April 24, 2023

99.62	Prospectus Supplement dated April 26, 2023

99.63	Equity Distribution Agreement dated April 26, 2023, between BMO Nesbitt Burns Inc. and Abaxx Technologies Inc.

99.64	News Release dated April 26, 2023

99.65	Material Change Report dated April 27, 2023

99.66	Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022, dated May 15, 2023

99.67	Management’s Discussion & Analysis for the Three Months Ended March 31, 2023 and 2022, dated May 15, 2023

99.68	CFO Certification of Interim Filings Full Certificate dated May 15, 2023

99.69	CEO Certification of Interim Filings Full Certificate dated May 15, 2023

99.70	News Release dated May 16, 2023

99.71	News Release dated May 16, 2023

99.72	Material Change Report dated May 16, 2023

99.73	News Release dated May 18, 2023

99.74	Material Change Report dated May 18, 2023

99.75	Statement of Executive Compensation for the Financial Year ended December 31, 2022

99.76	News Release dated June 2, 2023

99.77	Material Change Report dated June 2, 2023

99.78	Consent of KPMG LLP dated June 16, 2023

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

ABAXX TECHNOLOGIES INC.

By:	/s/ Joshua Crumb
	Name:	Joshua Crumb
	Title:	Chief Executive Officer

Date: June 16, 2023